Investor Contacts:  Gerald Tucciarone
Chief Financial Officer
631/434-1600 extension 306


       HAUPPAUGE DIGITAL REPORTS FISCAL 2004 THIRD QUARTER AND NINE MONTH
                                FINANCIAL RESULTS
       ------------------------------------------------------------------

 Net sales increase of approximately 38% and 24% for the quarter and nine month period over the prior fiscal year.
   --------------------------------------------------------------------------

HAUPPAUGE, NY - August 11, 2004 - Hauppauge Digital, Inc. (NASDAQ: HAUP), a leading developer of digital video TV and data broadcast receiver products for personal computers, today reported financial results for the fiscal third quarter and nine month period ended June 30, 2004.

THIRD  QUARTER RESULTS
----------------------
Net sales were $13.8 million for the third quarter compared to $10.0 million for the previous year's third quarter, an increase of approximately 38%. Increases in sales of our personal video recorder products in addition to the sales increase of retail TV tuners for laptop computers coupled with the increase in the Euro exchange rate were the primary forces responsible for the sales increase.

Gross profit percentage increased to 25.79% for the third quarter, compared with a gross profit percentage of 22.52% for the previous year's third quarter. Product cost reductions, a favorable sales mix of higher gross margin products and the increase in the Euro exchange rate were mainly responsible for the increases.

Selling, General and Administrative costs increased by $289,887. The strengthening of the value of the Euro to the U.S. dollar was responsible for $69,628 of the increase, while increases in sales related promotional expenses and marketing programs plus higher costs attributable to professional services contributed to the remaining increase in SGA expenses. Spending for research and development increased $24,759, mainly due to the addition of research and development personnel.

Net income for the third fiscal quarter increased to $168,637 as compared to a net loss of $855,465 for the third quarter ended June 30, 2003. Net income per share was $0.02 on a basic and diluted basis compared to net a loss per share of $0.10 on a basic and diluted basis for the prior year's third quarter.

NINE MONTH   RESULTS
--------------------
Net sales were $48.8 million for the nine month period ended June 30, 2004 compared to $39.4 million for the previous year, an increase of approximately 24%. Increases in the sales of our personal video recorder products, European digital TV receiver products, TV tuners for laptop computers, the introduction of the MediaMVP plus the increase in the Euro exchange rate were primary forces responsible for the sales increases.

Gross profit percentage increased to 26.77% for the nine month period, compared with a gross profit percentage of 24.19% for the previous year. Product cost reductions, a favorable sales mix of higher gross margin products and the increase in the Euro exchange rate were mainly responsible for the increases.

Selling, General and Administrative costs increased by $1,203,498. The strengthening of the value of the Euro to the U.S. dollar was responsible for $471,462 of the increase, while increases in sales related promotional expenses and marketing programs plus increased legal costs and fees attributable to professional services contributed to the remaining increase in SGA expenses. Spending for research and development decreased $61,901, mainly due to lower contracted third party software development costs and lower compensation costs.

Net income for the nine month period increased to $1,705,887 compared to $61,522 for the same period in the prior year. Basic net income per share was $0.19 and diluted net income per share was $0.18, compared to net income per share of $0.01 on a basic and diluted basis for the prior year. The nine month results include $633,250 in arbitration and litigation charges, which reduced net income by $0.07 per share on a diluted basis.

DISCUSSION OF RESULTS
---------------------
Ken Plotkin, Hauppauge's Chief Executive Offices stated "Although we began to see signs of our seasonal slowdown towards the end of our third quarter, the combination of sales growth in our target product lines, higher margin sales mix, manufacturing unit cost reductions and a favorable Euro to US dollar exchange rate helped spur the sales and profit increase over the third fiscal quarter of last year. Also, during the quarter we ramped up our research and development resources, establishing a new research and development facility off-shore, and we are forging ahead with new and updated product lines that we plan to introduce during latter part of our fourth quarter and the first fiscal quarter of 2005."

ABOUT HAUPPAUGE DIGITAL
-----------------------
Hauppauge Digital, Inc. is a leading developer of analog and digital TV receiver products for the personal computer market. Through its Hauppauge Computer Works, Inc. and Hauppauge Digital Europe Sarl subsidiaries, the Company designs and develops analog and digital TV receivers that allow PC users to watch television on their PC screen in a resizable window and enable the recording of TV shows to a hard disk, digital video editing, video conferencing, receiving of digital TV transmissions, and the display of digital media stored on a computer to a TV set via a home network. The Company is headquartered in Hauppauge, New York, with administrative offices in New York, Luxembourg, Singapore, Ireland and Taiwan and sales offices in Germany, London, Paris, The Netherlands, Sweden, Italy, Spain, Singapore, Taiwan and California. The Company's Internet web site can be found at http://www.hauppauge.com.

--------------------------------------------------------------------------------
     Certain statements in this Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those described in the Company's filings with the Securities and Exchange Commission, including, but not limited to, the Company's Annual Report on form 10-K for the fiscal year ended September 30, 2003.
--------------------------------------------------------------------------------


                           [ Financial Table Follows ]

                    HAUPPAUGE DIGITAL, INC. AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)


                                                                                       Three months ended June  30,
                                                                                    ---------------------------------
                                                                                            2004          2003
                                                                                    ---------------------------------

Net Sales                                                                               $13,794,292      $10,010,782
Cost  of Sales                                                                           10,236,138        7,756,306
                                                                                    ---------------------------------
    Gross Profit                                                                          3,558,154        2,254,476

Selling, General and  Administrative Expenses                                             2,928,064        2,638,177
Research & Development Expenses                                                             512,606          487,847
  Litigation proceeding                                                                    (73,000)                -
                                                                                    ---------------------------------
    Income (loss)  from operations                                                          190,484         (871,548)

Other  Income:
  Interest   income                                                                           1,237            3,143
  Foreign currency                                                                               60           12,940
                                                                                    ---------------------------------
Other  income                                                                                 1,297           16,083
                                                                                    ---------------------------------
      Income  (loss) before taxes on income                                                 191,781         (855,465)
Tax  provision                                                                               23,144                -
                                                                                    ---------------------------------
      Net income  (loss)                                                                 $  168,637      $  (855,465)
                                                                                    ================================

Net income (loss) per share:
    Basic and Diluted                                                                        $0.02          ($0.10)
                                                                                             ======         =======

Weighted average shares-basic                                                             9,047,561        8,869,832
Weighted average shares-diluted                                                          10,019,697        8,869,832
                                                                                         ==========        =========

                    HAUPPAUGE DIGITAL, INC. AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

                                                                                       Nine  months ended June 30,
                                                                                    ---------------------------------
                                                                                            2004          2003
                                                                                    ---------------------------------

Net Sales                                                                               $48,828,873      $39,450,126
Cost  of Sales                                                                           35,758,126       29,905,216
                                                                                    ---------------------------------
    Gross Profit                                                                         13,070,747        9,544,910

Selling, General and  Administrative Expenses                                             9,272,449        8,068,951
Research & Development Expenses                                                           1,367,270        1,429,171
Arbitration proceeding                                                                      206,250                -
Litigation proceeding                                                                       427,000                -
                                                                                    --------------------------------
    Income  from operations                                                               1,797,778           46,788

Other  Income:
  Interest   income                                                                           4,373           13,148
  Foreign currency                                                                           21,959           40,586
                                                                                    ---------------------------------
Other  income                                                                                26,332           53,734
                                                                                    ---------------------------------
      Income  before taxes on income                                                      1,824,110          100,522
Tax  provision                                                                              118,223           39,000
                                                                                    ---------------------------------
      Net income                                                                         $1,705,887          $61,522
                                                                                    ================================
Net income  per share:
    Basic                                                                                     $0.19            $0.01
    Diluted                                                                                   $0.18            $0.01
                                                                                    ================================


Weighted average shares-basic                                                             8,943,087        8,863,663
Weighted average shares-diluted                                                           9,692,475        9,007,288
                                                                                          =========        =========

                    HAUPPAUGE DIGITAL, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                                              June  30,         September 30,
                                                                                                2004                2003
                                                                                            (Unaudited)           (Audited)

                                                                                     -----------------------------------------
Assets:

 Current Assets:
     Cash and cash  equivalents                                                              $  9,427,652      $    5,838,160
     Receivables, net of  various allowances                                                    7,047,567           9,182,758
     Inventories                                                                                7,519,023           5,474,374
     Prepaid expenses and other current assets                                                    792,829             546,328
                                                                                     -----------------------------------------
              Total current assets                                                             24,787,071          21,041,620

     Property, plant and equipment, net                                                           428,240             532,516
     Security deposits and other non current assets                                                77,342              76,216
                                                                                     -----------------------------------------
                                                                                             $ 25,292,653       $  21,650,352
                                                                                     ========================================
 Liabilities and  Stockholders'  Equity:

 Current Liabilities:
    Accounts payable                                                                         $  6,971,191       $   7,452,867
    Accrued expenses                                                                            3,793,391           2,539,678
    Income taxes payable                                                                          202,222             189,122
                                                                                     -----------------------------------------
              Total current liabilities                                                        10,966,804          10,181,667

 Stockholders' Equity
    Common stock $.01 par value; 25,000,000 shares authorized,
        9,668,898 and 9,420,315  issued, respectively                                              96,689              94,203
     Additional paid-in capital                                                                12,770,663          12,302,119
     Retained earnings                                                                          1,805,874              99,987
     Accumulated other comprehensive income                                                     1,149,839             469,592
    Treasury Stock, at cost, 542,067 shares                                                    (1,497,216)         (1,497,216)
                                                                                     -----------------------------------------
              Total stockholders' equity                                                       14,325,849          11,468,685
                                                                                     -----------------------------------------
                                                                                             $ 25,292,653        $ 21,650,352
                                                                                     ========================================

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